THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE APP-BASED PLATFORM USED BY WEFUNDER PORTAL LLC (THE "***INTERMEDIARY***"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S APP (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

MFT SUBSCRIPTION AGREEMENT

This MFT Subscription Agreement (the "**Subscription Agreement**") is made and dated as of [EFFECTIVE DATE] , by and between KYLE Album, LLC, a Delaware limited liability company (the "**Company**"), and the undersigned subscriber (the "**Subscriber**").

WHEREAS, the Company is offering up to an aggregate of $550,000 of Class A Units of the Company (sometimes referred to as the "**Securities**") represented by certain MFTs, pursuant to that certain Joinder Agreement attached to this Subscription Agreement as Exhibit A (the "**Joinder**") in an offering (the "**Offering**") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder ("**Regulation CF**"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated [EFFECTIVE DATE] as the same may be amended or supplemented (the "**Form C**");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Subscription Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A membership interests (the "**Class A Units**") in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms of the Joinder, attached hereto as Exhibit A.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $50,000 (the "**Target Offering Amount**"), the closing of the purchase and sale of the Securities (the "**Closing**") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "**Closing Date**").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by Boston Private Bank (the "**Escrow Agent**") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company or as requested by the Company, to Opulous USA LLC, the manager of the Company) as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

    a) The Company is a limited liability company duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted

2

and to own its assets; and has secured any other authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

d) Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

e) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

f) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

g) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

   i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

v. The Subscriber is purchasing the Class A Units for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Class A Units, that it acknowledges that ownership of its Class A Units does not provide it with direct ownership of the Company's assets, including but not limited to certain intellectual property rights in the musical compositions titled "Personal," "Perfect," "Sunday," "Thumb Thru," "Unreplacable," "Love's Theme Song," "Shiesty," "Optimistic," "Eternity," "Sleepyhead," and "Cmon," and it irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

vi. **The Subscriber understands, acknowledges and agrees that the Manager (as such term is defined in the Form C) is entitled to share certain personally identifiable information, including the Subscriber's name, address, email address, and investment amount (collectively, the "*Personally Identifiable Information*") with the Company's affiliates and the Artist. The Company will only share Personally Identifiable Information with the Artist if the Artist agrees to enter into an agreement with the Company that provides, in substance, that: (i) the Artist will keep such information confidential, and implement and maintain appropriate technical and organizational measures regarding information security to: (A) ensure the security and confidentiality of the Personally Identifiable Information; (B) reasonably protect against any threats or hazards to the security or integrity of the Personally Identifiable Information; and (C) prevent unauthorized access to or use of the Personally Identifiable Information; (ii) the Artist will only share such Personally Identifiable Information with third-party service providers ("*Third-Party Providers*") or agents of the Artist to the extent reasonably necessary for such persons to perform marketing and/or business development services on behalf of the Artist; and (iii) the Artist will defend and hold the Company and the Subscriber harmless in the event of a violation of said agreement. The Subscriber further understands, acknowledges and agrees that if the Subscriber does not wish to share its Personally Identifiable Information with the Artist, it must contact the Manager of its desire to opt-out and not disclose such information to the Artist within five (5) business days of the final closing of the Offering.**

vii. The Subscriber agrees to provide any information, documentation, and representations as the Company, the Manager or any affiliate thereof may from time to time request (including, without limitation, information with respect to the Subscriber's identity, citizenship, residency, tax status, taxable year end, business, control or ownership) so as to permit the Company, the Manager or any affiliate thereof to comply with any applicable tax requirements and obligations (including any information reporting, disclosure or similar requirements). The Subscriber further agrees to promptly update such information, documentation, and representations if and when any such information, documentation, and representations are no longer true or correct. **The Subscriber acknowledges and covenants that the Manager may take such action as the Manager deems necessary in its sole discretion, subject to applicable law, in relation to the Subscriber's investment in the Class A Units to ensure that any interest, (tax) penalties and/or other expenses and costs incurred by the Company, the Manager or any affiliate thereof, or any other subscriber on account of the Subscriber's failure to provide (or appropriately update) any such true and correct information, documentation, and representations, is reasonably economically borne by the Subscriber. For example, without limitation, if the Subscriber fails to provide (or appropriately update) any such true and correct information, documentation, and representations with respect to the Company's tax requirements and obligations, the Company shall be entitled to offset any interest, (tax) penalties and/or other expenses and costs incurred by the Company, the Manager, or any affiliate thereof against any distributions the Subscriber is entitled to.**

b) <u>Information Concerning the Company</u>.

   i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

   ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

   iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

   iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

   v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

   vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

   vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

> The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

d) <u>Status of Subscriber</u>.

> i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Subscription Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

> ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

> i. The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale, distribution, subdivision or fractionalization thereof, in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Subscription Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

> ii. The Subscriber understands that the Class A Units is restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units becomes freely transferrable under federal law, a secondary market in the Class A Units may not develop. Consequently, the

Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	KYLE Album, LLC 3415 South Sepulveda Boulevard, Suite 1100 Los Angeles, California 90034 Attention: Jay Moore
with a copy to:	Sosnow & Associates PLLC 20 W 20th Street, Suite 804 New York, NY 10011
If to the Subscriber:	By email to the relevant address listed on their Wefunder account

18. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Patek Myself Song, LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY NAME]
_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

JOINDER TO FIRST AMENDED & RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the [EFFECTIVE DATE]

SUBSCRIBER (if an individual):

By _*Investor Signature*_____

Name:

Email:

SUBSCRIBER (if an entity):

[ENTITY NAME]
_____
Legal Name of Entity

By _*Investor Signature*_____

Name:

Title:

Email

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

$[AMOUNT]_____.

KYLE ALBUM, LLC

By: Opulous USA LLC, its Manager

By _*Founder Signature*_____

Name:

Title:

THE CLASS A UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER APPLICABLE STATE SECURITIES LAWS. SUCH CLASS A UNITS ARE BEING OFFERED AND SOLD UNDER EXEMPTIONS FROM REGISTRATION PROVIDED BY SECTION 4(6) OF THE SECURITIES ACT AND REGULATION CF PROMULGATED THEREUNDER. ACCORDINGLY, THE CLASS A UNITS WILL HAVE TRANSFER RESTRICTIONS. NO CLASS A UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.